Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter and the Year Ended December 31, 2016

Monaco, February 17, 2017, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its unaudited financial results for the quarter and the year ended December 31, 2016.

Highlights

•	GasLog was awarded a seven-year charter by a subsidiary of Centrica plc(1), commencing in 2019 and entered into a contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the purchase of one 180,000 cubic meters capacity (“cbm”) newbuilding from the shipyard for delivery in the second quarter of 2019.

•	Delivery of the GasLog Gibraltar on October 31, 2016, on time and on budget. The vessel has commenced its seven-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”).
•	In December 2016, GasLog entered into a sale and purchase agreement (“SPA”) to acquire a twenty percent (20%) shareholding in Gastrade S.A. (“Gastrade”), a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure. The acquisition closed on February 9, 2017.

•	Keppel Shipyard Limited (“Keppel”) has begun ordering long lead items (“LLIs”) required for the conversion of a GasLog or GasLog Partners LP (“GasLog Partners” or the “Partnership”) LNG carrier to a FSRU.

•	Completed the dropdown of the GasLog Seattle to GasLog Partners for $189.0 million.

•	Post quarter end, GasLog Partners successfully completed an equity offering of 3,750,000 common units raising net proceeds of $75.5 million.
•	Revenues of $126.5 million (Q4 2015: $107.5 million), Profit of $46.4 million (Q4 2015: $18.2 million) and Earnings per share(2) of $0.36 (Q4 2015: $0.04), for the quarter ended December 31, 2016.

•	Adjusted Profit(3) of $18.9 million (Q4 2015: $14.0 million), EBITDA(3) of $84.8 million (Q4 2015: $68.0 million), Adjusted EBITDA(3) of $85.4 million (Q4 2015: $69.2 million) and Adjusted Earnings per share(2)(3) of $0.02 (Q4 2015: Adjusted Loss per share of $0.02) for the quarter ended December 31, 2016.

•	Quarterly dividend of $0.14 per common share payable on March 16, 2017.

(1)	Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(2)	Earnings/Loss per share (“EPS”) and Adjusted EPS are negatively affected by the profit attributable to the non-controlling interest of $15.1 million and the dividend on preferred stock of $2.5 million for the quarter ended December 31, 2016 ($12.7 million and $2.5 million, respectively, for the quarter ended December 31, 2015).

(3)	EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

CEO Statement

Paul Wogan, Chief Executive Officer, stated: “GasLog had a strong final quarter of the year and despite the market volatility in 2016, continued to execute on its strategy throughout the year.

We signed a seven-year charter with Centrica, a leading European energy company and a new customer for GasLog. We made encouraging progress on our FSRU strategy both through signing a SPA to acquire a 20% interest in Gastrade, a company that is developing a FSRU project in Northern Greece, and securing long-lead items for a FSRU vessel conversion. We took delivery of the GasLog Gibraltar on time and on budget and it immediately commenced a seven-year charter to Shell. Finally, we announced and completed the dropdown of the GasLog Seattle to GasLog Partners, demonstrating the effectiveness of our master limited partnership (“MLP”) as a cost-efficient funding vehicle for GasLog.

Looking forward, we expect to drop down another vessel into GasLog Partners in the first half of 2017, providing GasLog with additional capital. This, along with all the achievements of 2016, places the Company in a strong position to take advantage of opportunities we expect to arise as the LNG shipping market supply and demand balance continues to tighten. We remain confident that 2017 will be a productive year for GasLog and its shareholders.”

Charter Party Agreement with Centrica and Newbuilding Order

In October 2016, GasLog entered into a time charter party agreement with a subsidiary of Centrica for a period of seven years, commencing in 2019. In conjunction with this new charter award, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cbm). The vessel is expected to be delivered in the second quarter of 2019.

Delivery of the GasLog Gibraltar

On October 31, 2016, GasLog took delivery of the GasLog Gibraltar, a LNG carrier of 174,000 cbm with tri-fuel diesel electric (“TFDE”) propulsion constructed by Samsung. The vessel is chartered out to Methane Services Limited (“MSL”), a subsidiary of Shell, from delivery until 2023.

Agreement for a FSRU Project with Gastrade

In December 2016, GasLog entered into a SPA to acquire a twenty percent (20%) shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a FSRU along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance (“O&M”) services for the FSRU through an O&M agreement. Gastrade is currently in discussions with a number of additional potential investors, including DEPA, the Greek state owned gas company, Bulgarian Energy Holding (“BEH”), the holding company of the Bulgarian Ministry of Energy and major gas suppliers and targets to take final investment decision (“FID”) by the end of 2017 with the FSRU scheduled to be operational by the end of 2019. The acquisition closed on February 9, 2017.

Order of FSRU LLIs for LNG Carrier Conversion

Keppel, the world’s leading shipyard for FSRU conversions, has begun ordering LLIs required for the FSRU conversion of a GasLog or GasLog Partners LNG carrier. The LLIs will take approximately 12 months to deliver at a total cost of around $16 million. Ordering the LLIs reduces the time necessary to convert an LNG carrier from between 18-20 months to 6-8 months once the LLIs are delivered.

Dropdown of the GasLog Seattle

On November 1, 2016, GasLog Partners acquired from GasLog 100% of the ownership interest in GAS-seven Ltd., the entity that owns the GasLog Seattle, for an aggregate purchase price of $189.0 million, including $1.0 million of positive net working capital. The acquisition was partially financed with proceeds from the public offering completed by GasLog Partners in August 2016.

GasLog Partners Equity Offering

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a price to the public of $20.50 per common unit. The Partnership plans to use the net proceeds from the public offering for general partnership purposes, which may include future acquisitions, debt repayment, capital expenditures and additions to working capital. We estimate that the net proceeds from this offering will be $75.5 million (excluding $1.6 million from the sale of general partner units to GasLog to maintain its 2.0% interest in the Partnership).

Chief Financial Officer Transition

In January 2017, Simon Crowe, GasLog and GasLog Partners’ Chief Financial Officer (“CFO”) informed the board of directors of his intention to step down from the position of CFO in March 2017. As GasLog’s CFO for four years and GasLog Partners’ CFO since its inception, Mr. Crowe has been instrumental in supporting the Company’s growth, with a focus on the balance sheet and capital structure. His numerous successful financing activities have put GasLog and GasLog Partners in a strong financial position.

On February 1, 2017, GasLog and GasLog Partners announced that the board of directors had appointed Alastair Maxwell as CFO with an expected effective date in early March 2017.

Dividend Declaration

On November 17, 2016, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on January 3, 2017 to holders of record as of December 30, 2016. GasLog paid the declared dividend to the transfer agent on December 30, 2016.

On February 16, 2017, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on March 16, 2017 to shareholders of record as of March 6, 2017.

Financial Summary

	For the three months ended		For the year ended
In thousands of U.S. dollars, except per share data	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Revenues	107,521	126,481	415,078	466,059
Profit	18,235	46,426	53,668	28,051
Adjusted Profit(1)	13,979	18,853	55,895	57,495
EBITDA(1)	68,009	84,756	262,170	301,023
Adjusted EBITDA(1)	69,212	85,406	262,969	302,386
Profit/(loss) attributable to the owners of GasLog	5,526	31,322	10,829	(21,486)
EPS, basic	0.04	0.36	0.04	(0.39)
Adjusted EPS(1)	(0.02)	0.02	0.07	(0.03)
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(1)	Adjusted Profit, EBITDA, Adjusted EBITDA and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

There were 2,078 and 7,439 operating days for the quarter and the year ended December 31, 2016, respectively, as compared to 1,701 and 6,097 operating days for the quarter and the year ended December 31, 2015, respectively. The increase in operating days resulted mainly from the acquisitions of the Methane Becki Anne and the Methane Julia Louise on March 31, 2015 and the deliveries of the GasLog Salem, the GasLog Greece, the GasLog Glasgow, the GasLog Geneva and the GasLog Gibraltar on April 30, 2015, March 29, 2016, June 30, 2016, September 30, 2016 and October 31, 2016, respectively, combined with fewer off-hire days due to scheduled drydockings.

Profit was $46.4 million and $28.1 million for the quarter and the year ended December 31, 2016, respectively ($18.2 million and $53.7 million for the quarter and the year ended December 31, 2015, respectively). The increase in profit for the quarter is mainly attributable to the increased profit from operations mainly due to the higher number of operating days, as well as increased unrealized gain from swaps’ mark to market valuations in the fourth quarter of 2016. The decrease in profit for the year is mainly attributable to the increased financial costs derived mainly from the write-off of unamortized fees associated with the six legacy facilities that were refinanced by the credit agreement entered into in July 2016 (the “Legacy Facility Refinancing”) and the recycling of accumulated loss from equity to the statement of profit or loss related to the swap agreements that were terminated in July 2016, partially offset by a net increase in profit from operations resulting mainly from the increase in operating days mitigated by a lower daily hire rate affected by the vessels operating in the spot market.

Adjusted Profit(1) was $18.9 million and $57.5 million for the quarter and the year ended December 31, 2016, respectively ($14.0 million and $55.9 million for the quarter and the year ended December 31, 2015, respectively), adjusted for the effects of the non-cash gain/(loss) on swaps, the write-off of unamortized loan fees, as well as the net foreign exchange losses.

Profit/(loss) attributable to the owners of GasLog was a profit of $31.3 million and a loss of $21.5 million for the quarter and the year ended December 31, 2016, respectively (profit of $5.5 million and $10.8 million for the quarter and the year ended December 31, 2015, respectively). The increase in profit attributable to the owners of GasLog for the quarter and the decrease for the year resulted mainly from the respective movements in profit mentioned above.

EBITDA(1) was $84.8 million and $301.0 million for the quarter and the year ended December 31, 2016, respectively ($68.0 million and $262.2 million for the quarter and the year ended December 31, 2015, respectively).

Adjusted EBITDA(1) was $85.4 million and $302.4 million for the quarter and the year ended December 31, 2016, respectively ($69.2 million and $263.0 million for the quarter and the year ended December 31, 2015, respectively).

EPS was earnings of $0.36 and a loss of $0.39 for the quarter and the year ended December 31, 2016, respectively (earnings of $0.04 for both the quarter and the year ended December 31, 2015). The increase in earnings per share for the quarter and decrease in earnings per share for the year are mainly attributable to the respective movements in profit attributable to the owners of GasLog discussed above.

Adjusted EPS(1) was earnings of $0.02 and a loss of $0.03 for the quarter and the year ended December 31, 2016, respectively (a loss of $0.02 and earnings of $0.07 for the quarter and the year ended December 31, 2015, respectively).

Revenues were $126.5 million and $466.1 million for the quarter and the year ended December 31, 2016, respectively ($107.5 million and $415.1 million for the quarter and the year ended December 31, 2015, respectively). The increase in revenues was mainly driven by the new vessel deliveries and on-the-water vessel acquisitions during the previous periods and fewer off-hire days due to scheduled drydockings.

Vessel operating and supervision costs were $29.4 million and $112.6 million for the quarter and the year ended December 31, 2016, respectively ($24.6 million and $98.6 million for the quarter and the year ended December 31, 2015, respectively).

Voyage expenses and commissions were $2.5 million and $15.2 million for the quarter and the year ended December 31, 2016, respectively ($4.1 million and $14.3 million for the quarter and the year ended December 31, 2015, respectively).

Depreciation was $33.9 million and $123.0 million for the quarter and the year ended December 31, 2016, respectively ($28.5 million and $106.6 million for the quarter and the year ended December 31, 2015, respectively).

The increases in vessel operating and supervision costs and depreciation were mainly attributable to the increase in ownership days from our increased fleet as discussed above.

General and administrative expenses were $10.3 million and $38.6 million for the quarter and the year ended December 31, 2016, respectively ($10.9 million and $41.3 million for the quarter and the year ended December 31, 2015, respectively). The year-on-year decrease is mainly attributable to a decrease in legal and professional expenses partially offset by an increase in all other expenses.

Financial costs were $30.6 million and $137.3 million for the quarter and the year ended December 31, 2016, respectively ($24.7 million and $92.0 million for the quarter and the year ended December 31, 2015, respectively). An analysis of financial costs is set forth below:

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	For the three months ended		For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Financial costs
Amortization and write-off of deferred loan and bond issuance costs and premium	(3,188)	(2,895)	(11,355)	(35,141)
Interest expense on loans and realized loss on cash flow hedges	(18,391)	(21,474)	(68,253)	(76,495)
Interest expense on bond and realized loss on cross-currency swaps	(2,856)	(3,033)	(11,331)	(11,723)
Finance lease charge	—	(2,795)	—	(9,367)
Loss arising on bond repurchase at a premium	—	—	—	(2,120)
Other financial costs	(264)	(363)	(1,017)	(2,470)
Total	(24,699)	(30,560)	(91,956)	(137,316)

For the year ended December 31, 2016, an amount of $18.2 million of unamortized loan fees associated with the six legacy facilities that were refinanced by the Legacy Facility Refinancing is included in Amortization and write-off of deferred loan and bond issuance costs and premium.

Gain on swaps was $26.0 million for the quarter ended December 31, 2016 and loss on swaps was $13.4 million for the year ended December 31, 2016 (a gain of $3.2 million and a loss of $10.3 million for the quarter and the year ended December 31, 2015, respectively). An analysis of gain/(loss) on swaps is set forth below. The increase in gain on swaps in the fourth quarter of 2016 as compared to the fourth quarter of 2015 is mainly attributable to an increase of $22.4 million in gain from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss. The $28.2 million gain from mark-to-market valuation of our interest rate swaps in the fourth quarter of 2016 derived from the fact that the London Interbank Offered Rate (“LIBOR”) yield curve, which was used to estimate the present value of the estimated future cash flows, was higher than the agreed fixed interest rates resulting in a decrease in derivative liabilities from interest rate swaps held for trading as compared to September 30, 2016.

	For the three months ended		For the year ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Gain/(loss) on swaps
Realized loss on interest rate swaps held for trading	(2,222)	(2,258)	(8,904)	(8,435)
Unrealized gain/(loss) on interest rate swaps held for trading	5,819	28,223	(149)	18,530
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	(359)	—	(1,290)	(23,514)
Ineffective portion on cash flow hedges	(1)	—	11	—
Total	3,237	25,965	(10,332)	(13,419)

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $444.5 million for the fiscal year 2016 to $486.5 million for the fiscal year 2019, based on contracts in effect as of December 31, 2016, without including any extension options. As of December 31, 2016, the total future firm contracted revenue stood at $3.57 billion(1), including the nine vessels owned by GasLog Partners but excluding the vessels operating in the spot market.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters.

Liquidity and Capital Resources

As of December 31, 2016, GasLog had $227.0 million of cash and cash equivalents, of which $58.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of December 31, 2016, GasLog had $18.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of December 31, 2016, GasLog had an aggregate of $2.65 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $147.45 million was repayable within one year, and a $220.4 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $5.9 million was repayable within one year.

As of December 31, 2016, there was undrawn available capacity of $88.4 million under the revolving credit facility of the Legacy Facility Refinancing entered into on July 19, 2016.

As of December 31, 2016, GasLog’s commitments for capital expenditures are related to the five LNG carriers on order, which have a gross aggregate contract price of approximately $1.04 billion. As of December 31, 2016, the total remaining balance of the contract prices of the aforementioned newbuildings was $946.9 million that GasLog expects to be funded with the $664.0 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations and borrowings under new debt agreements.

As of December 31, 2016, GasLog’s current assets totalled $270.3 million while current liabilities totalled $262.8 million, resulting in a positive working capital position of $7.5 million.

GasLog has hedged 37.8% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) at a weighted average interest rate of approximately 4.6% (including margin) as of December 31, 2016.

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Our Fleet

Owned Fleet

The following table presents information about our wholly owned vessels and their associated time charters as of February 17, 2017:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Savannah	2010	155,000	Spot Market (3)	TFDE	N/A	N/A
2	GasLog Singapore	2010	155,000	Spot Market (3)	TFDE	N/A	N/A
3	GasLog Skagen	2013	155,000	Shell	TFDE	April 2021(4)	2026-2031
4	GasLog Chelsea	2010	153,600	Spot Market(3)	TFDE	N/A	N/A
5	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
6	GasLog Saratoga	2014	155,000	Spot Market(3)	TFDE	N/A	N/A
7	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	2023-2025
8	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029
9	GasLog Salem	2015	155,000	Spot Market(3)	TFDE	N/A	N/A
10	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
11	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
12	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
13	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031

The following table presents information about GasLog Partners’ fleet and their associated time charters as of February 17, 2017:

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
2	GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
3	GasLog Sydney	2013	155,000	Shell	TFDE	September 2018(5)	2021-2026
4	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
5	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023-2025
6	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022-2024
7	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023-2025
8	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022-2024
9	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025

Bareboat Vessel

Vessel Name		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)	Optional Period(2)
1	Methane Julia Louise(6)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)	Indicates the expiration of the initial term.
(2)	The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Skagen has unilateral options to extend the term of the charter for up to ten years, on a seasonal charter basis. The charterer of the GasLog Seattle and the Solaris has unilateral options to extend the term of the time charter for periods ranging from five to ten years, provided that the charterer provides us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the Methane Lydon Volney has a unilateral option to extend the term for a period of either three or five years at its election. In addition, the charterer of the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Alison Victoria has a unilateral option to extend the term of two of the related time charters for a period of either three or five years at its election. The charterers of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney have the option to extend the charters for two consecutive periods of three or four years each plus or minus 30 days, and each charter extension and the length thereof is to be nominated by charterers at least 18 months before the end of each current charter period and shall follow in direct continuation of the then preceding period. No such nominations have been made in respect of the GasLog Shanghai and the GasLog Santiago. The charterer of the Methane Rita Andrea and the Methane Jane Elizabeth may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The charterer of the Methane Becki Anne and the Methane Julia Louise has a unilateral option to extend the term of the time charters for a period of either three or five years at its election. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration.
(3)	Vessels operating in the spot market that participate in The Cool Pool Limited.
(4)	Time charter provides for full employment for three years and a subsequent five year seasonal charter under which the ship is employed for seven months and available to accept other charters for five months.
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(5)	Pursuant to the agreement signed with MSL on April 21, 2015, with respect to the GasLog Sydney, whose charter was shortened by eight months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening.
(6)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping Co. Ltd. (“Lepta Shipping”) has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year- charter with MSL, a subsidiary of Shell.

Future Deliveries

GasLog has three newbuildings on order at Samsung and two newbuildings on order at Hyundai Heavy Industries Co., Ltd. (“Hyundai”). Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date	Shipyard
Hull No. 2130	Q1 2018	Samsung
Hull No. 2800	Q1 2018	Hyundai
Hull No. 2801	Q1 2018	Hyundai
Hull No. 2131	Q1 2019	Samsung
Hull No. 2212	Q2 2019	Samsung

Our subsidiaries that own two of the vessels expected to be delivered in 2018 and one vessel expected to be delivered in 2019 have entered into 9.5 year time charters with MSL. Our subsidiary that owns the remaining vessel expected to be delivered in 2018 entered into a seven-year time charter with Total in July 2016. Finally, our subsidiary that owns the last vessel expected to be delivered in 2019 entered into a seven-year time charter with a subsidiary of Centrica in October 2016.

LNG Market Update and Outlook

With a significant forecast increase in LNG supply and a growing number of new demand centers, GasLog’s demand outlook for LNG carriers with long-term charters remains positive. We continue to see tenders for multi-year charters for vessels, which we expect will be used to transport volumes from new liquefaction facilities coming online over the coming years. We believe that these new LNG volumes will create demand for additional ships over and above those available in the market today.

In the fourth quarter, there were several announcements that highlighted continued growth of LNG supply and shipping demand. BP committed to purchase 100% of the LNG produced by ENI’s Coral South Floating LNG (“FLNG”) facility. The facility is expected to be installed offshore Mozambique and to have a capacity of approximately 3.3 million tonnes per annum (“mtpa”). This commitment allowed ENI to authorize development of the project. BP also announced an investment of approximately $1 billion to develop gas reserves offshore Mauritania and Senegal and to create a new LNG hub in Africa. PETRONAS’ 1.2 mtpa Malaysian FLNG facility was one of eight LNG liquefaction projects that successfully came online in 2016 (others include Sabine Pass, Australia Pacific, Gladstone and Gorgon). Total announced a $207 million investment in Tellurian’s Driftwood LNG project. Finally, the rising LNG supply in the quarter was slightly offset by a supply outage at Chevron’s Gorgon facility where Train 1 was shut down for maintenance.

During the quarter, there were also several announcements for new FSRUs. These projects continue the trend of new and existing importing nations selecting FSRUs, which are typically quicker to market and more flexible than land-based terminals.

Global Energy Infrastructure Limited signed a 20-year FSRU charter for its LNG import project in Port Qasim, Pakistan. This will be the third FSRU in Port Qasim, demonstrating the growing demand in the region. The CI-GNL (Ivory Coast LNG) consortium led by Total was awarded the rights to build and operate a 3 mtpa FSRU in the Ivory Coast. The Brazilian gas-to-power Porto de Sergipe Project took FID.  In connection with the FID, the project’s sponsor entered into a 25-year FSRU charter agreement. Also in the quarter, Turkey chartered its first FSRU, the GDF Suez Neptune, from the French utility company Engie. There were seven new FSRU awards during the year, a significant increase on previous years, demonstrating the growing demand for offshore re-gasification infrastructure. This compares to around 20 existing FSRU projects in operation around the world today.

In the shorter-term shipping market in the fourth quarter, brokers reported that spot rates in the Atlantic Basin increased to approximately $45,000 per day, with one end-of-year fixture reported above $50,000. The catalyst was greater ton-mile demand with many cargoes going from the U.S. to Asia through the Panama Canal. Spot charter terms have also improved with round trip economics now seen on some short term voyages. In the Pacific Basin, reported rates were lower at around $38,000 per day than the Atlantic, largely due to the greater availability of vessels during the period.

During the quarter, U.S. natural gas prices increased 30% to $4 per million British thermal units (“mmbtu”). However, Northeast Asian LNG prices rose by 60% to approximately $10 per mmbtu due to a cold start to winter in key demand centers such as Japan, China and Korea. Destination flexibility allowed offtakers to send more LNG cargos to Asia, which increased ton-mile demand. For 2016 in total, there were approximately 275 short term fixtures, an increase of more than 50% over 2015. Whilst it is too early to predict a sustained recovery we believe that fundamentals continue to point to a recovery, through 2017 and beyond.

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Conference Call

GasLog will host a conference call to discuss its results for the fourth quarter of 2016 at 8:30 a.m. EST (1:30 p.m. GMT) on Friday, February 17, 2017. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 46501504

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EST (7:00 p.m. GMT) on Friday, February 17, 2017 until 11:59 p.m. EST (4:59 a.m. GMT) on Friday, February 24, 2017.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Replay passcode: 46501504

The replay will also be available via a webcast in the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	continued low prices for crude oil and petroleum products;
•	our ability to enter into time charters with new and existing customers;
•	increased exposure to spot market and fluctuations in spot charter rates;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
7

•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

8

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2015	December 31, 2016
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate and joint venture	6,274	6,265
Deferred financing costs	17,998	12,045
Other non-current assets	28,957	1,824
Derivative financial instruments	61	7,856
Tangible fixed assets	3,400,270	3,889,047
Vessels under construction	178,405	96,356
Vessel held under finance lease	—	222,004
Total non-current assets	3,641,476	4,244,908
Current assets
Trade and other receivables	16,079	9,256
Dividends receivable and other amounts due from related parties	1,345	3,065
Derivative financial instruments	—	82
Inventories	6,496	8,461
Prepayments and other current assets	2,519	4,326
Short-term investments	6,000	18,000
Restricted cash	62,718	42
Cash and cash equivalents	302,988	227,024
Total current assets	398,145	270,256
Total assets	4,039,621	4,515,164
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	810
Contributed surplus	1,020,292	966,974
Reserves	(8,829)	10,160
Treasury shares	(12,491)	(10,861)
Retained earnings/(accumulated deficit)	1,846	(21,486)
Equity attributable to owners of the Group	1,001,674	945,643
Non-controlling interest	506,246	564,039
Total equity	1,507,920	1,509,682
Current liabilities
Trade accounts payable	12,391	7,255
Ship management creditors	3,524	841
Amounts due to related parties	163	105
Derivative financial instruments	14,243	7,854
Other payables and accruals	67,084	93,386
Borrowings, current portion	636,987	147,448
Finance lease liability, current portion	—	5,946
Total current liabilities	734,392	262,835
Non-current liabilities
Derivative financial instruments	58,531	22,485
Borrowings, non-current portion	1,737,500	2,504,578
Finance lease liability, non-current portion	—	214,455
Other non-current liabilities	1,278	1,129
Total non-current liabilities	1,797,309	2,742,647
Total equity and liabilities	4,039,621	4,515,164
9

Unaudited condensed consolidated statements of profit or loss

For the three months and years ended December 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the years ended
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Revenues	107,521	126,481	415,078	466,059
Vessel operating and supervision costs	(24,571)	(29,390)	(98,552)	(112,632)
Voyage expenses and commissions	(4,093)	(2,481)	(14,290)	(15,184)
Depreciation	(28,462)	(33,936)	(106,641)	(122,957)
General and administrative expenses	(10,884)	(10,280)	(41,282)	(38,642)
Profit from operations	39,511	50,394	154,313	176,644
Financial costs	(24,699)	(30,560)	(91,956)	(137,316)
Financial income	150	201	427	720
Gain/(loss) on swaps	3,237	25,965	(10,332)	(13,419)
Share of profit of associate	36	426	1,216	1,422
Total other expenses, net	(21,276)	(3,968)	(100,645)	(148,593)
Profit for the period	18,235	46,426	53,668	28,051
Attributable to:
Owners of the Group	5,526	31,322	10,829	(21,486)
Non-controlling interest	12,709	15,104	42,839	49,537
	18,235	46,426	53,668	28,051

Earnings/(loss) per share – basic and diluted	0.04	0.36	0.04	(0.39)
10

Unaudited condensed consolidated statements of cash flows

For the years ended December 31, 2015 and 2016

(Amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2015	December 31, 2016
Cash flows from operating activities:
Profit for the year	53,668	28,051
Adjustments for:
Depreciation	106,641	122,957
Share of profit of associate	(1,216)	(1,422)
Financial income	(427)	(720)
Financial costs	91,956	137,316
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	518	1,020
Unrealized loss/(gain) on interest rate swaps held for trading including ineffective portion of cash flow hedges	138	(18,530)
Recycled loss of cash flow hedges reclassified to profit or loss	1,290	23,514
Non-cash defined benefit obligations	26	(25)
Share-based compensation	2,872	3,869
	255,466	296,030
Movements in working capital	(14,971)	39,290
Cash provided by operations	240,495	335,320
Interest paid	(78,916)	(78,788)
Net cash provided by operating activities	161,579	256,532
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(728,446)	(761,513)
Dividends received from associate	1,675	1,413
Return of contributed capital from associate	—	137
Other investments	(55)	—
Purchase of short-term investments	(74,592)	(19,500)
Maturity of short-term investments	97,007	7,500
Financial income received	359	721
Net cash used in investing activities	(704,052)	(771,242)
Cash flows from financing activities:
Proceeds from bank loans and bonds	606,000	2,274,318
Proceeds from sale and finance leaseback	—	217,000
Bank loan and bond repayments	(103,709)	(1,983,576)
Payment of loan issuance costs	(25,969)	(44,125)
Proceeds from GasLog Partners’ public offerings (net of underwriting discounts and commissions)	172,875	52,731
Proceeds from issuance of preference shares (net of underwriting discounts and commissions)	111,378	—
Payment of equity raising costs	(1,839)	(442)
Payment for cross currency swaps’ termination/modification	—	(31,986)
Payment for bond repurchase at a premium	—	(2,120)
Payment for interest rate swaps’ termination	—	(30,296)
Proceeds from entering into interest rate swaps	—	25,465
Dividends paid	(84,527)	(99,207)
(Increase)/decrease in restricted cash	(39,892)	62,718
Payments for vessel held under finance lease	—	(714)
Net cash provided by financing activities	634,317	439,766
Effects of exchange rate changes on cash and cash equivalents	(830)	(1,020)
Increase/(decrease) in cash and cash equivalents	91,014	(75,964)
Cash and cash equivalents, beginning of the year	211,974	302,988
Cash and cash equivalents, end of the year	302,988	227,024
11

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (if any) (a) unrealized gain/loss on swaps held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses, and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan/bond fees and premium, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Profit for the period	18,235	46,426	53,668	28,051
Depreciation	28,462	33,936	106,641	122,957
Financial costs	24,699	30,560	91,956	137,316
Financial income	(150)	(201)	(427)	(720)
(Gain)/loss on swaps	(3,237)	(25,965)	10,332	13,419
EBITDA	68,009	84,756	262,170	301,023
Foreign exchange losses, net	1,203	650	799	1,363
Adjusted EBITDA	69,212	85,406	262,969	302,386

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Profit for the period	18,235	46,426	53,668	28,051
Non-cash (gain)/loss on swaps	(5,459)	(28,223)	1,428	4,984
Write-off of unamortized loan/bond fees and premium	—	—	—	23,097
Foreign exchange losses, net	1,203	650	799	1,363
Adjusted Profit	13,979	18,853	55,895	57,495
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Reconciliation of Adjusted Earnings/(Loss) Per Share to Earnings/(Loss) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the year ended
	December 31, 2015	December 31, 2016	December 31, 2015	December 31, 2016
Profit/(loss) for the period attributable to owners of the Group	5,526	31,322	10,829	(21,486)
Less:
Dividend on preferred stock	(2,516)	(2,516)	(7,379)	(10,063)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	3,010	28,806	3,450	(31,549)
Weighted average number of shares outstanding, basic	80,496,499	80,553,503	80,496,314	80,534,702
Earnings/(loss) per share	0.04	0.36	0.04	(0.39)
Profit/(loss) for the period available to owners of the Group used in EPS calculation	3,010	28,806	3,450	(31,549)
Plus:
Non-cash (gain)/loss on swaps	(5,459)	(28,223)	1,428	4,984
Write-off of unamortized loan/bond fees and premium	—	—	—	23,097
Foreign exchange losses, net	1,203	650	799	1,363
Adjusted (loss)/profit attributable to owners of the Group	(1,246)	1,233	5,677	(2,105)
Weighted average number of shares outstanding, basic	80,496,499	80,553,503	80,496,314	80,534,702
Adjusted (loss)/earnings per share	(0.02)	0.02	0.07	(0.03)
13